This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

April 26, 2006

Item 3: Press Release

A Press release dated and issued April 26, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Undertakes 8,000km of Airborne Geophysics Programs and Announces new project option.

Item 5: Full Description of Material Change

Vancouver, BC, April 26, 2006. - CanAlaska Ventures Ltd. (“CanAlaska” or the "Company") is pleased to make the following announcements:

Start of New 8,000 km Airborne Geophysics Program

CanAlaska has initiated a new airborne geophysics program to perform electromagnetic (EM) and magnetic (Mag) surveys over previously unexplored project areas as well as to undertake detailed surveys of regions presently undergoing drill-testing (see areas indicated in map below).  The success of the previous airborne geophysical surveys, which define conductive and magnetic trends to depths in excess of 1,000 metres (3,000 feet), indicate that the new surveys will play a significant part in the Company’s quest for uranium mineralization in the Athabasca Basin.

The surveys will be conducted by Geotech Ltd. (www.geotechairborne.com) utilizing its new helicopter-borne high power ultra-deep sounding VTEM system and will cover approximately 8,000 line-kilometres in total.  CanAlaska has previously obtained valuable geophysical data from the use of Geotech’s surveys and is pleased to expand on its working relationship under this new contract.

Third Project Option Signed on Cree West Project

International Arimex Resources Inc. (“Arimex”) has entered into an option agreement with the Company on its 100-per-cent-owned Cree West project in Saskatchewan's Athabasca Basin.

Taken together, the Company has now completed three project options with partners Northwestern Mineral Ventures and Arimex, securing exploration pledges totalling $7.6 million over a period of approximately three years.  In addition to providing the Company with a diversified source of exploration funding, whilst retaining long term interest in the projects, CanAlaska’s partnerships also bring to the Company the potential for strategic growth and leverage in the areas where it has splintered land holdings.  The Company is presently undertaking further negotiations with interested strategic parties regarding potential additional ventures on its 2+ million acre portfolio of 100%-owned properties.  If successfully completed, CanAlaska will be able to expand significantly the scope and pace of its uranium exploration efforts.

Further details regarding the Cree West agreement is contained in Arimex’s April 24th, 2006 news release, which can be accessed on Arimex’s website at www.arimexresources.com.  A VTEM airborne electromagnetic and magnetic survey will commence shortly on the Cree West project.

Drill Program Update

CanAlaska is currently awaiting drill core analyses for alteration zones intercepted in the recent drill testing of previous airborne targets, and expects to resume drilling following spring thaw.  Detailed testing of current and new airborne targets will continue this summer.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____April 26, 2006_______________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity